UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AURIZON MINES LTD.

(Name of Subject Company (Issuer))

ALAMOS GOLD INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(416) 368-9932

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000	Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario M5K 1N2 Attention: Kevin M. Morris (416) 865-0040

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$568,397,418.48	US$77,529.41

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$3.24, which is the average of the high and low sale prices of Aurizon Mines Ltd. common shares (the “Common Shares”) as reported on the NYSE MKT on December 24, 2012, and (ii) 175,431,302, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos Gold Inc. and its affiliates.
**	The amount of filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:	US$36,034.39 Form F-10 Alamos Gold Inc. January 14, 2013

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:	US$41,495.02 Schedule TO Alamos Gold Inc. January 14, 2013

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD–PARTY TENDER OFFER SUBJECT TO RULE 14D–1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E–4.
☐	GOING–PRIVATE TRANSACTION SUBJECT TO RULE 13E–3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D–2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2013 (the “Schedule TO”) by Alamos Gold Inc., a corporation existing under the laws of British Columbia (“Alamos”).

The Schedule TO relates to the offer to purchase (the “Offer”) by Alamos for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos and its affiliates. The Offer is subject to the terms and conditions set forth in Alamos’ Offer and Circular dated January 14, 2013 (the “Offer and Circular”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 12.        Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(i)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 15, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAMOS GOLD INC.

	By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal
Dated: January 15, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(5)(i)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on January 15, 2013).